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                            April 28, 2022

       Alec Scheiner
       Chief Executive Officer
       RedBall Acquisition Corp.
       667 Madison Avenue
       16th Floor
       New York, NY 10065

                                                        Re: RedBall Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 15,
2022
                                                            File No. 333-260610

       Dear Mr. Scheiner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Backstop Agreement, page 230

   1. You disclose that the Sponsor entered into a Backstop Agreement with you, pursuant to which the Sponsor
agreed to purchase up to $65 million in shares of New SeatGeek common stock, to
backstop certain redemptions by your shareholders. You also disclose throughout your filing
that the parties can waive the minimum cash conditions, including in circumstances under
which the Backstop Agreement is not funded. In an appropriate place in your filing,
please clarify the circumstances under which the Backstop Agreement would not be funded,
and clarify whether this is a binding agreement on your Sponsor.
 Alec Scheiner
RedBall Acquisition Corp.
April 28, 2022
Page 2
Working Capital Loans, page 298

2. You disclose that you entered into the Sponsor Working Capital Loan and promissory note. Please disclose the amount of the loan and promissory note, update your Liquidity and Capital Resources disclosure to include a discussion of the loan and promissory note, and file the same as exhibits to your registration statement. Alternatively, please tell us why you believe you are not required to file the loan and promissory note. See Item
      601(b)(10) of Regulation S-K.
        You may contact Blaise Rhodes at (202) 551-3774 or Angela Lumley at
(202) 551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any other questions.



                                                            Sincerely,
FirstName LastNameAlec Scheiner
                                                            Division of
Corporation Finance
Comapany NameRedBall Acquisition Corp.
                                                            Office of Trade &
Services
April 28, 2022 Page 2
cc:       John M. Bibona
FirstName LastName